EXHIBIT 99.1

Allied Gold Reports Q1 2026 Results, Advances Growth Strategy and Progresses Transaction With Zijin Gold

TORONTO, May 14, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC) (NYSE: AAUC) (“Allied” or the “Company”) herein provides its financial and operational results for the first quarter of 2026. The Company produced 96,016 ounces of gold in the first quarter of 2026. Performance was in line with expectations and operating plans, representing a 14% increase over the prior year's first quarter production. All-in Sustaining Costs (“AISC”)(1) for the quarter were $2,264 per ounce sold, in line with expectations.

FIRST QUARTER HIGHLIGHTS

Financial Results Highlights

  Earnings:
    First quarter net loss of $58.3 million or $(0.47) per share.
    First quarter adjusted earnings(1) of $48.6 million or $0.39 per share.

  Cash Flows and EBITDA:

    Net cash generated from operating activities for the quarter was $57.3 million.
    Operating cash flows before income tax paid and movements in working capital were a strong inflow of $162.7 million.
    EBITDA(1) and Adjusted EBITDA(1) for the three months ended March 31, 2026, were $77.7 million and $173.3 million, respectively.
  Strong Financial Position: As of March 31, 2026, the Company had cash and cash equivalents of $424.2 million.

Operational Highlights

  First Quarter Production: The Company produced 96,016 ounces of gold in the first quarter, in line with plan and annual guidance for its operating mines, and representing a 14% increase over the prior year comparable period.

  First Quarter Sales: Sales of 99,878 gold ounces, slightly higher than production due to the timing of shipments of production and the sale of end-of-year inventory.
  Performance by Asset:

    At Sadiola, production of 44,104 ounces in the first quarter was aligned with the production plan. Sequential increases in production are expected in the next quarters, driven by higher grades and throughput.
    At Bonikro, production of 29,011 ounces in the first quarter was substantially higher than the first quarter of the previous year, due to mine sequencing and a standout performance in relation to the production plan.
    At Agbaou, production of 22,901 ounces in the first quarter was in line with the plan and driven by higher throughput.
  Costs In Line with Plan: AISC(1) of $2,264 per gold ounce sold on a consolidated basis for the first quarter were in line with plan. The estimated impact on the first quarter AISC(1) as a result of higher royalties due to higher average gold prices of approximately $4,775 per ounce versus initial cost guidance at $4,250 per ounce amounts to approximately $80 per ounce.

  Exploration: First quarter activities reflect a continuation of the programs initiated in prior periods, with the objective of translating drilling and technical work into tangible mine life extensions and improvements to mine plans. The results to date provide a solid foundation, and the expectation is to provide an update for CDI by mid-year and for Sadiola and Kurmuk in the second half of 2026.

Advancement of Key Growth Initiatives

  Kurmuk: The project execution is progressing well, with the key focus during the quarter being on the logistics for the remaining equipment and materials to the site, the continued advancement of steel and mechanical erection activities, as well as the ramp-up of the electrical, control and instrumentation (“EC&I”) contractor, including the installation of medium-voltage cable, electrical-racking and lighting placement. Mining activities continue to advance toward building at least three months' worth of ore stockpiles to support the start of operations in mid-2026. The Ethiopian Electrical Power Company is advancing the power line construction, which is expected to be completed before commissioning. Pre-commissioning activities are planned to begin during the second quarter, with the first gold expected in mid-2026.

  Sadiola Phased Expansion: On December 21, 2025, the Company announced that it began processing ore through the new fresh-ore comminution circuit installed as part of the Phase 1 expansion, marking a significant milestone in the transformational growth strategy for this long-life asset. The Phase 1 expansion is the first step in the Company’s strategy to increase production, reduce costs, and materially increase cash flows through a progressive expansion approach. The Phase 1 mill ramped up in the first quarter of 2026, alongside the completion of ancillary systems and power-supply upgrades. Further optimizations to the processing circuit, including instrumentation and automation upgrades, are advancing this year. Together, these initiatives are expected to improve operating performance, enhance overall processing rates, and reduce operating costs. As previously disclosed, the Company decided to begin the engineering and design work for a pre-leach thickener in late 2025 in order to improve the operational flexibility and the capacity to treat fresh ore. Project execution activities began in the first quarter, with the aim of fully commissioning this addition to the circuit in the first quarter of 2027.

Transaction with Zijin Gold

The Company is advancing the transaction with Zijin Gold International Company Limited ("Zijin Gold") after entering into a definitive agreement (the "Arrangement Agreement" or the "Agreement") as previously disclosed. Zijin Gold, a public company listed on the Hong Kong Stock Exchange, agreed to acquire all of the issued and outstanding shares of Allied Gold at a price of C$44 per share (the “Offer Price”) in cash, pursuant to the terms of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the "Arrangement"). The Company's Board of Directors determined that the Arrangement immediately achieved fair value realization while mitigating business risks, particularly in highly volatile markets, and Zijin Gold had demonstrated a strong track record of long-term asset stewardship and consequently, there was a suspension of the other strategic opportunities. The transaction value of the Arrangement is approximately C$5.5 billion, realizing a significant, certain and immediate value for Allied Gold shareholders. Further details on the benefits of the Arrangement can be found in the Company's previous public disclosure filed on SEDAR+.

As previously disclosed, all requisite shareholder and court approvals have been obtained.

The Company and Zijin Gold are in continuous dialogue, planning for an orderly transition on completion of the Arrangement. Both companies continue to engage diligently and cooperatively with regulatory bodies pursuant to previously filed applications for regulatory approvals necessary to complete the Arrangement with the objective of closing in a timely manner within the timeframe set out in the Arrangement Agreement. The Arrangement Agreement provides for an outside date for closing of May 29, 2026, subject to extension by the parties if by that date any regulatory approvals or other conditions precedent are still in progress. Both companies continue to demonstrate a strong commitment to complete the transaction in accordance with the Arrangement Agreement.

Sustainability, Health and Safety Highlights

  The Company did not report any significant Environmental Incidents for the three months ended March 31, 2026.
  The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended March 31, 2026 was 1.80, compared to 1.21 for the 12 months ended December 31, 2025.
  The Company reported three Lost Time Injuries, resulting in Lost Time Injury Rate (LTIR) of 0.45 for the three months ended March 31, 2026, compared to a LTIR of 0.29 for the 12 months ended December 31, 2025.

OPERATING RESULTS SUMMARY

	For three months ended March 31,
	2026	2025
Gold ounces
Production	96,016	84,040
Sales(3)	99,878	131,520
Per Gold Ounce Sold
Total Cost of Sales(4)	$2,235	$1,838
Cash Costs(1)	$2,048	$1,656
AISC(1)	$2,264	$1,811

Average revenue per ounce for at-market sales*	$4,775	$2,839
Average market price per ounce	$4,873	$2,860

*Average revenue per ounce sold differs from average revenue per ounce for at-market sales predominantly due to hedge settlements and sales made under streams. For the first quarter, the impact of hedge settlements was $646/ounce (first quarter of 2025 - $18/ounce) and the impact of stream, in-kind dividends and IFRS 15 adjustments was $193/per ounce (first quarter of 2025 - $15/ounce).

Gold production of 96,016 ounces during the three months ended March 31, 2026, compared to 84,040 ounces during the comparative prior period. The increase was predominantly driven by production growth at Bonikro and Agbaou in the first quarter of 2026, resulting from the benefits of stripping work executed in prior quarters, as anticipated.

Total cost of sales(4) of $2,235 for the three months ended March 31, 2026 compared to $1,838 during the comparative prior period. Cash costs(1) on a per gold ounce sold basis of $2,048 for the three months ended March 31, 2026, compared to $1,656 during the comparative prior period. AISC(1) for the current quarter of $2,264 compared to the comparative period AISC(1) of $1,811 per gold ounce. For the quarter, unit costs per ounce sold on a consolidated basis for the first quarter, and were in line with plan. The estimated gold price impact on first quarter AISC(1) as a result of higher royalties due to average gold prices of approximately $4,775 versus initial cost guidance at $4,250 amounts to approximately $80 per ounce.

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information (100% Basis)	For three months ended March 31,
	2026	2025
Operating
Ore mined (M tonnes)	1.94	1.98
Waste mined (M tonnes)	7.28	6.06
Ore processed (M tonnes)	1.28	1.17
Gold
Production (Ounces)	44,104	45,232
Sales(3) (Ounces)	45,995	92,033
Feed grade (g/t)	1.36	1.36
Recovery rate (%)	81.4%	89.3%
Total cost of sales per ounce sold(4)	$2,647	$1,941
Cash costs per ounce sold(1)	$2,538	$1,755
AISC per ounce sold(1)	$2,642	$1,799
Financial (In thousands of US Dollars)
Revenue	$189,700	$234,445
Cost of sales (excluding DDA)	(116,954)	(152,416)
Gross profit excluding DDA(1)	$72,746	$82,029
DDA	(4,797)	(10,375)
Gross Profit	$67,949	$71,654
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$714	$1,109
Expansionary(1)	7,895	3,051
Exploration(1)	185	113

For the three months ended March 31, 2026, Sadiola produced 44,104 ounces of gold, compared to the 45,232 ounces produced in the comparative prior year quarter and aligned with the production plan. Production is expected to increase sequentially in the next quarter as result of increased grades and throughput. Sadiola remains on track to deliver in excess of 200,000 ounces of production.

Production in the first quarter of 2026 reflects the feed of transitional ore and oxide material from the Sadiola main pit and Sekekoto, supplemented by other oxide opportunities identified in late 2025. In parallel, the Phase 1 plant ramp-up progressed throughout the quarter, supported by the installation of new mill liners, instrumentation upgrades, improved process control, and other optimization initiatives.

With the continued ramp-up of mining capacity, ongoing processing optimization initiatives, and the flexibility to treat increased volumes of fresh ore, the operation is entering a phase of greater consistency and efficiency. These improvements are expected to translate into stronger throughput, improved feed grades and enhanced margin performance through the remainder of 2026.

Total cost of sales(4) and AISC(1) for the quarter were $2,647 and $2,642, respectively, per ounce sold on a consolidated basis for the first quarter, and were in line with plan. The estimated gold price impact on first quarter AISC(1) as a result of higher royalties due to average gold prices of approximately $4,775 versus initial cost guidance at $4,250 amounts to approximately $80 per ounce. With quarterly production tracking in line with guidance and near-term increases in throughput and feed grade planned for the next quarters, costs for the balance of the year are expected to decline, consistent with the anticipated transition from mining and feeding predominantly oxide ores to a blend dominated by higher-grade fresh mineralization. As part of the quarterly production plan, various blending strategies were progressively deployed to support the implementation of new operational practices, automation improvements, and enhanced process controls aimed at consolidating CIL circuit performance with increased fresh ore feed. This required increased ore rehandling and related expenditures during the quarter, compared to previous periods, which is expected to materially decrease going forward. Furthermore, the output of the Stage 1 crushing plant is expected to increase in the next quarter, allowing Sadiola to minimize reliance on contract crushing and rehandling, thereby reducing operating costs. As noted above, with the progressive implementation of these initiatives and other operational improvements paired with increased feed grades and throughput, a corresponding reduction of unit costs is expected over subsequent quarters.

Gold sales for the current quarter were slightly higher than production, with small differences attributable to the timing of shipments.

As disclosed in the Company's press release dated April 28, 2026, in light of recent events in Mali involving the conflicts between government and insurgent groups, the Company continues to monitor the situation and take precautions to ensure the safety and wellbeing of persons employed by the Company in the country.

Sadiola Expansion Project

As previously disclosed, the Company decided to begin engineering and design work for a pre-leach thickener in late 2025 in order to improve the operational flexibility and the capacity to treat fresh ore. Project execution activities began in the first quarter, with the aim of fully commissioning this addition to the circuit in the first quarter of 2027.

Allied concluded in the fourth quarter of 2025 that the best execution strategy for expansion at Sadiola is to progressively optimize, develop, and expand the current processing plant and ancillary infrastructure, rather than to build a new processing plant to treat fresh ore. This organic growth strategy allows for more efficient deployment of capital and management of execution risks, and it enables the same ultimate throughput of over 9 Mt/y of ore processed as defined in the previous studies, but with interim, organic steps at 7 Mt/y and 8 Mt/y. This strategy also enables the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, thereby improving capital efficiency and returns. For 2026, the Company will advance the engineering to a feasibility study level, as well as detailed engineering of the early works required for the 7 Mt/y step. In addition to this, Allied will continue advancing studies to increase recoveries for fresh ore, including test work and engineering for the Albion process, as well as new tailings dam construction, solar farm earthworks and mobilization, and further upgrades to the plant instrumentation and control systems.

Sadiola Energy Program

Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, having initially installed additional diesel generators and control systems to support the start of operations of the first phase expansion, followed by the implementation of a hybrid power solution, with the deployment of medium-speed thermal units and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs and providing the base for a scalable system capable of satisfying the energy needs of the next phase expansion, thereby providing Sadiola with a flexible power solution capable of meeting its ultimate power needs and reducing its emissions, while being self-reliant, efficient and cost-effective.

Sadiola Exploration

During the first quarter of 2026, exploratory and resource drilling programs were conducted on the Sadiola license with a total of 138 holes drilled comprising 19,174 metres utilizing five exploration core and RC drill rigs. Resource and exploratory drilling programs continued and were expanded at Tambali and along the FE2 Trend during the first quarter.

At Tambali North, a program was designed to follow-up on historic oxide gold mineralization and test a model that suggests that the Tambali Deposit mineralization continued to the north into the Sadiola Main pit. This program initially comprised six short drill lines spaced 200 metres apart. Results to date have been positive and the Company will advance infill drilling at a 100-metre line spacing at Tambali North. As of the end of the first quarter of 2026, 83 holes, comprising 9,375 metres, had been completed with drilling continuing past the end of the quarter.

Drilling continued at Sadiola Main during the quarter with 10 drill holes, totalling 7,975 metres. These holes are designed to test the southern strike extensions of the deposit and to test below previous drilling to begin to support an expansion of the reserve pit at depth and to evaluate Sadiola's underground potential. Additional holes are being planned with a goal to demonstrate depth extensions to the northern end of the Sadiola Main Zone and the northeast-trending cross-structures while gathering additional geological data to define bedding-parallel mineralization across the entire deposit area.

Drilling was completed at the north end of the FE2 Trend with 16 infill holes totalling 1,566 metres completed at FE2N and 24 RC holes totalling 2,552 metres completed at FE1 (located at the north end of the FE2 Trend). Next steps will be determined after a review of all of the results from these two target areas. Drilling tested a 2.3-kilometre limestone/clastic sediment contact with wide-spaced drill fences that is open to the north with a goal to exhibit short-term potential for shallow oxide gold resources.

Induced polarization geophysical surveys commenced over the S12 deposit area as part of a survey to test the Sekekoto West mineralized trend. S12 is a high-grade mineralized zone that has been subject to karsting, and one goal of the IP survey is to model the karsting and associated karst geological facies to support 3D modelling of this high-grade zone.

For the remainder of 2026, Sadiola will see continued efforts with four to five drills dedicated to continue testing for, and extending, the gold mineralized structures at Sadiola Main, Tambali North, FE2 Trend, Sekekoto Trend, FE3/FE4, TK1, Mandakoto and Kouloukan. The exploration is focused on both oxide and shallow fresh mineralization with a preference for oxide gold mineralization in the near term. Oxide ore is favoured in the short term as it provides the plant with relatively inexpensive, high-quality ounces. The horizontal and down-dip/down-plunge limits of these systems are still open and as such, expectations of new discoveries and additions to the mineral inventory are high.

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and potential synergies for the future.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information (100% Basis)	For three months ended March 31,
	2026	2025
Operating
Ore mined (M tonnes)	0.91	0.44
Waste mined (M tonnes)	1.92	5.23
Ore processed (M tonnes)	0.61	0.63
Gold
Production (Ounces)	29,011	19,671
Sales (Ounces)	31,265	20,924
Feed grade (g/t)	1.63	1.07
Recovery rate (%)	93.4%	92.8%
Total cost of sales per ounce sold(4)	$1,691	$1,721
Cash costs per ounce sold(1)	$1,418	$1,390
AISC per ounce sold(1)	$1,628	$1,582
Financial (In thousands of US Dollars)
Revenue	$113,548	$60,224
Cost of sales (excluding DDA)	(44,992)	(29,218)
Gross profit excluding DDA(1)	$68,556	$31,006
DDA	(7,873)	(6,799)
Gross Profit	$60,683	$24,207
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$902	$14,928
Expansionary(1)	—	48
Exploration(1)	2,453	1,975

Bonikro produced 29,011 ounces of gold during the three months ended March 31, 2026, compared with 19,671 ounces produced in the comparable quarter of the previous year. For the first quarter, ore mined and total material mined were higher than plan, with higher grades obtained due to slight optimizations to the mining sequence.

Bonikro AISC(1) for the first quarter were in line with plan and include capitalized stripping at PB5 incurred during 2024 and 2025, which is being amortized in 2026 and 2027. This represents approximately $135 per ounce of gold sold in the cost structure.

Hiré Exploration

In the first quarter of 2026, drilling at Hiré focused on testing for oxides along the eastern extension of the Chapelle orebody and two more holes into the west end of the Akissi So Deposit. In total 32 holes comprising 3,315 metres were drilled with the bulk of the holes completed with an RC drill.

Drone magnetic surveying commenced in the first quarter with a plan to cover the northern part of the property package including the area north and east of the Bonikro Mine to the northernmost extents of the property. This survey is designed to better define the structural zones that are associated with the gold zones to improve targeting success. As well, a secondary goal of the magnetic survey is to identify additional Bonikro Mine-type porphyritic felsic intrusions, which have been demonstrated to host significant gold zones.

Oumé Exploration

Following the successful Oumé exploration program, which resulted in the declaration of initial Proven and Probable Mineral Reserves containing approximately 585,000 ounces of gold, Allied expanded its exploration efforts to test for extensions to the Oumé gold system. In the first quarter of 2026, exploration resumed over the projected eastern extent of the Oumé mineralized system, with 86 holes totalling 2,679 metres completed. Wide-spaced drill fences were designed to follow-up Au-in-soil anomalies, historic drill results, prospecting sample results and geological mapping. Approximately 233 scout holes are planned in this first pass program with additional holes pending results. Additional holes planned to test the southwestern extent of the mineralized system are scheduled for later in the second and third quarters of 2026.

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies for the future.

Agbaou Key Performance Information (100% Basis)	For three months ended March 31,
	2026	2025
Operating
Ore mined (M tonnes)	1.17	0.63
Waste mined (M tonnes)	7.70	8.77
Ore processed (M tonnes)	0.70	0.57
Gold
Production (Ounces)	22,901	19,137
Sales (Ounces)	22,618	18,563
Feed grade (g/t)	1.07	1.08
Recovery rate (%)	94.8%	95.3%
Total cost of sales per ounce sold(4)	$2,147	$1,505
Cash costs per ounce sold(1)	$1,922	$1,466
AISC per ounce sold(1)	$2,376	$2,125
Financial (In thousands of US Dollars)
Revenue	$90,862	$51,738
Cost of sales (excluding DDA)	(41,313)	(26,158)
Gross profit excluding DDA(1)	$49,549	$25,580
DDA	(7,253)	(1,783)
Gross Profit	$42,296	$23,797
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$8,445	$10,831
Expansionary(1)	—	31
Exploration(1)	1,380	688

Agbaou produced 22,901 ounces of gold during the three months ended March 31, 2026, compared to 19,137 ounces in the corresponding quarter of the previous year and was aligned with the plan. Production in the first quarter focused primarily on ore from sources in the North extension area. Waste stripping in WP8 is underway with target access to higher-grade ore in the second quarter.

Agbaou AISC(1) for the first quarter were in line with plan. Optimization initiatives and operational enhancements are in progress, with Bonikro serving as the benchmark. Agbaou is expected to follow as these measures are implemented and scaled, targeting reduced costs in the next quarters.

In addition to operational factors, the waste removal performed in 2025 allows for less reliance on short-term mineral resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed to add ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026.

Agbaou Exploration

At Agbaou, Allied is actively pursuing opportunities to extend the mine life by increasing Mineral Reserves through sustained drilling and other exploration efforts. In the first quarter of 2026, Allied completed 45 holes totalling 9,014 metres with up to five drills operating. These holes tested the down-dip extensions of known gold-bearing ore bodies and new gold zones. This sustained effort, which commenced in July 2025, comprises a minimum of 162 holes totalling 33,400 metres with a goal of adding to mine life. This work program is approximately 84% completed and scheduled to finish early in the second quarter of 2026. Modelling and resource estimation, in advance of updated Mineral Reserves, are in progress at the WP7 Agbaou Pit, which was the largest of the mineralized areas being subject to infill drilling with a goal to convert Inferred Mineral Resources to Indicated Mineral Resources. An updated mineral resource estimate will be completed after all assays have been received and interpreted, likely near mid-year 2026.

Looking forward in 2026, continued testing of the known zones to depth will continue along with testing for oxide gold zones along strike of known deposits and new targets outside of the compensation boundaries.

Kurmuk

The project continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during the first quarter of 2026.

The project execution is progressing well, with the key focus during the quarter being on the logistics for the remaining equipment and materials to the site, the continued advancement of steel and mechanical erection activities, as well as the ramp-up of the electrical, control and instrumentation (“EC&I”) contractor, including the installation of medium-voltage cable, electrical-racking and lighting placement. Mining activities continue to advance toward building at least three months' worth of ore stockpiles to support the start of operations in mid-2026. The Ethiopian Electrical Power Company is advancing the power line construction, which is expected to be completed before commissioning. Pre-commissioning activities are planned to begin during the second quarter, with the first gold expected in mid-2026.

The key focus beyond the first quarter, and for the remainder of the project to first gold in mid-2026 is on construction completion and operational readiness. All remaining mechanical and electrical equipment is expected on site during the second quarter, and the earthworks and civil contractor is expected to commence demobilization. Construction handovers are due to commence in the second quarter, with pre-commissioning activities commencing thereafter in the quarter. The tailings storage facility and haul road are due for completion towards the end of the second quarter. Mining activities are expected to continue to ramp up in line with the production schedule, supporting the build-up of run-of-mine stockpiles and ensuring operational readiness for plant commissioning. The crushing circuit remains on track for early completion, which is critical to ensuring sufficient ore availability to support the targeted mid-year first gold milestone. Focus will be placed on achieving mechanical completion, testing, and handover of the crushing facilities to enable timely integration into the overall commissioning sequence.

Beyond the first gold expected for mid-year and a partial production year in 2026, the Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine’s life, with AISC(1) below $950 per ounce.

Along with the advancement of the project and as previously disclosed, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish Mountain, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 Mt/y. This increased flexibility has been incorporated into the project execution plan, with subsequent optimizations to the leaching circuit expected to be deployed in the future years to increase fresh ore recoveries. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the Company’s long-term strategy of maximizing value at each of the Company's assets.

Kurmuk Project Exploration

At both Dish Mountain and Ashashire, drilling continues to intersect lateral and vertical extensions of the deposits, with the limits of the mineralized system remaining open. At Tsenge, near-term exploration is focused on defining the extent of higher-grade zones and updating the mineralization models with a medium-term exploration goal of evaluating the entire 9-kilometre strike length of the gold-in-soil anomalies at Tsenge. A significant amount of highly successful trenching continues to be carried out at Tsenge, confirming the bedrock expression of the mineralized lenses that are coincident and proximal to the gold-in-soil anomalies aligned along this 9 km long trend. A second-pass drill program completed over the Urchin Prospect, located adjacent to the Ashashire haul road, yielded positive results that will require follow-up drilling.

For three months ended March 31, 2026	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1)Per Gold Ounce Sold	AISC(1)Per Gold Ounce Sold
Sadiola Gold Mine	44,104	45,995	$2,647	$2,538	$2,642
Bonikro Gold Mine	29,011	31,265	$1,691	$1,418	$1,628
Agbaou Gold Mine	22,901	22,618	$2,147	$1,922	$2,376
Total	96,016	99,878	$2,235	$2,048	$2,264

Summary of Capital Expenditures

For three months ended March 31,	2026	2025	2026	2025	2026	2025	2026	2025
(In thousands of US Dollars)	Sustaining(1)		Expansionary(1)		Exploration(1)		Total
Sadiola	$714	$1,109	$7,895	$3,051	$185	$113	$8,794	$4,273
Bonikro	902	14,928	—	48	2,453	1,975	3,355	16,951
Agbaou	8,445	10,831	—	31	1,380	688	9,825	11,550
Kurmuk and Ethiopia	—	—	82,275	56,161	1,168	—	83,443	56,161
Capitalized borrowings and Other	—	74	13,060	8,166	—	—	13,060	8,240
Total	$10,061	$26,942	$103,230	$67,457	$5,186	$2,776	$118,477	$97,175

All expenditures associated with Kurmuk for the period are classified as Expansionary in nature, including exploration activities.

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial operating statistics for the first quarter 2026 are outlined in the following tables.

(In thousands of US Dollars, except for shares and per share amounts) (Unaudited)	For three months ended March 31,
	2026	2025
Revenue	$394,110	$346,407
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(203,259)	(207,792)
Gross profit excluding DDA(1)	$190,851	$138,615
DDA	(19,923)	(18,957)
Gross profit	$170,928	$119,658
General and administrative expenses	$(69,158)	$(18,852)
Exploration and evaluation expenses	(3,618)	(3,527)
Loss on revaluation of financial instruments	(37,839)	(14,116)
Other (losses) income	(2,527)	1,128
Net earnings before finance costs and income tax	$57,786	$84,291
Finance income (costs)	(5,798)	(5,310)
Net earnings before income tax	51,988	78,981
Current income tax expense	$(64,835)	$(27,700)
Deferred income tax expense	(31,617)	(11,344)
Net (loss) earnings for the period	$(44,464)	$39,937

(Loss) earnings attributable to:
Shareholders of the Company	$(58,326)	$15,124
Non-controlling interests	13,862	24,813
Net (loss) earnings for the period	$(44,464)	$39,937

Net (loss) earnings per share attributable to shareholders of the Company
Basic	$(0.47)	$0.14
Diluted	$(0.47)	$0.13

(In thousands of US Dollars, except per share amounts)	For three months ended March 31,
	2026	2025
Net (Loss) Earnings attributable to Shareholders of the Company	$(58,326)	$15,124
Net (Loss) Earnings attributable to Shareholders of the Company per Share	$(0.47)	$0.14
Loss on revaluation of financial instruments	37,839	14,116
Depreciation of Korali share-based payment for permit	—	3,880
Foreign exchange	3,427	3,043
Share-based compensation	55,200	4,107
Other	2,620	10,949
Tax adjustments	7,839	(6,146)
Total increase to Attributable Net Earnings(2)	$106,925	$29,949
Total increase to Attributable Net Earnings(2) per share	$0.85	$0.27
Adjusted Net Earnings(1)	$48,599	$45,073
Adjusted Net Earnings(1) per Share	$0.39	$0.41

(In thousands of US Dollars)	For three months ended March 31,
	2026	2025
Operating cash flows before income tax paid and working capital(5)	$162,714	$100,788
Income tax paid	(10,468)	(7,904)
Operating cash flows before movements in working capital(5)	$152,246	$92,884
Working capital movement(5)	(94,953)	28,246
Net cash generated from Operating activities	$57,293	$121,130
Net cash used in Investing activities	(109,330)	(103,870)
Net cash used in Financing activities	(256)	(6,677)
Net (decrease) increase in cash and cash equivalents	$(52,293)	$10,583

Net cash generated from operating activities for the three months ended March 31, 2026 was $57.3 million. This compares to $121.1 million in the prior year comparative quarter. Current period cash was positively impacted by strong gold sales and record high realized gold prices. Prior year cash flows were positively impacted by the sale of Korali inventory in the first quarter of 2025 from 2024 which significantly increased sales quantities, while positively impacting working capital due to the sale. Working capital impact for the first quarter is related to normal course movements in inventory (including stockpiles), timing of accounts payable, and payment of year-end accruals.

Operating cash flows before income tax paid and movements in working capital for the three months ended March 31, 2026 increased significantly, at an inflow of $162.7 million compared with the prior year comparative quarter inflow of $100.8 million. This was due to higher realized gold prices. The impact of higher prices was partially offset by lower ounces sold in the current period in association with the sale of Korali inventory in the first quarter of 2025.

As at March 31, 2026, the Company had cash and cash equivalents of $424.2 million, compared with $479.8 million as at December 31, 2025.

ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENT OF (LOSS) EARNINGS (UNAUDITED)

(In thousands of US Dollars except for shares and per share amounts) (Unaudited)	For three months ended March 31,
	2026	2025
Revenue	$394,110	$346,407
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(203,259)	(207,792)
DDA	(19,923)	(18,957)
Gross profit	$170,928	$119,658
General and administrative expenses	$(69,158)	$(18,852)
Exploration and evaluation expenses	(3,618)	(3,527)
Loss on revaluation of financial instruments	(37,839)	(14,116)
Other (losses) income	(2,527)	1,128
Net earnings before finance costs and income tax	$57,786	$84,291
Finance costs	$(5,798)	$(5,310)
Net earnings before income tax	$51,988	$78,981
Current income tax expense	$(64,835)	$(27,700)
Deferred income tax expense	(31,617)	(11,344)
Net (loss) earnings for the period	$(44,464)	$39,937

(Loss) earnings attributable to:
Shareholders of the Company	$(58,326)	$15,124
Non-controlling interests	13,862	24,813
Net (loss) earnings for the period	$(44,464)	$39,937

(Loss) earnings per share attributable to shareholders of the Company
Basic	$(0.47)	$0.14
Diluted	$(0.47)	$0.13

ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)

(In thousands of US Dollars) (Unaudited)	For three months ended March 31,
	2026	2025
Net inflow (outflow) of cash related to the following activities
Operating
Net (loss) earnings for the period	$(44,464)	$39,937
Income tax expense	96,452	39,044
Adjustments for:
Share-based compensation	55,200	4,107
DDA	20,022	19,110
Loss on revaluation of financial instruments	33,572	14,116
Other losses (gains)	2,527	(12,238)
Non-cash revenue from stream arrangements	(6,393)	(8,598)
Finance costs	5,798	5,310
Operating cash flows before income tax paid and movements in working capital	$162,714	$100,788
Income tax paid	(10,468)	(7,904)
Operating cash flows before movements in working capital	$152,246	$92,884
Increase in trade receivables, prepayments and other receivables	(23,735)	(22,590)
(Increase) decrease in inventories	(22,382)	49,561
(Decrease) increase in trade and other payables	(48,836)	1,275
Net cash generated from operating activities	$57,293	$121,130
Investing activities
Purchase of mineral property, plant and equipment	(99,636)	(97,088)
Borrowing costs capitalized	(4,694)	(4,694)
Capitalized exploration and evaluation	(5,000)	(2,088)
Net cash used in investing activities	$(109,330)	$(103,870)
Financing activities
Dividend paid to NCI	—	(6,677)
Repayment of loans	(541)	—
Other interest received or finance costs (paid)	285	—
Net cash used in financing activities	$(256)	$(6,677)
Net (decrease) increase in cash and cash equivalents	$(52,293)	$10,583
Cash and cash equivalents at beginning of period	479,777	224,994
Effect of foreign exchange rate changes	(3,284)	(3,327)
Cash and cash equivalents, end of the period	$424,200	$479,777

ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(In thousands of US dollars) (Unaudited)	As at March 31, 2026	As at December 31, 2025
Assets
Current assets
Cash and cash equivalents	$424,200	$479,777
Trade receivables, prepayments, and other receivables	131,356	117,093
Derivative financial asset	38,570	26,703
Inventories	154,278	140,136
Total current assets	$748,404	$763,709
Non-current assets
Mineral property, plant and equipment	$1,362,467	$1,240,630
Trade receivables, prepayments and other receivables	37,652	28,798
Deferred tax assets	972	3,377
Inventories	78,296	70,056
Restricted cash	16,966	17,109
Total non-current assets	$1,496,353	$1,359,970
Total assets	$2,244,757	$2,123,679

Liabilities and Total Equity
Current liabilities
Trade and other payables	$409,828	$373,193
Derivative financial liability	174,333	167,260
Income tax payable	230,326	177,122
Provisions	11,983	16,134
Deferred and contingent consideration	30,321	30,117
Borrowings	214,558	154,312
Deferred revenue	76,880	67,427
Lease obligations	7,854	2,999
Total current liabilities	$1,156,083	$988,564
Non-current liabilities
Provision for reclamation and closure costs	188,402	187,623
Deferred tax liability	85,283	56,071
Deferred and contingent consideration	45,832	44,906
Deferred revenue	299,288	329,373
Lease obligations	24,310	12,463
Total non-current liabilities	$643,115	$630,436
Total liabilities	$1,799,198	$1,619,000

Equity
Share capital	$824,993	$813,355
Retained earnings (deficit)	(339,132)	(280,806)
Accumulated OCI	(180,017)	(155,854)
Share-based payments reserve	28,783	30,914
Total equity attributable to shareholders of the Company	$334,627	$407,609
Non-controlling interests	110,932	97,070
Total equity	$445,559	$504,679
Total liabilities and shareholders' equity	$2,244,757	$2,123,679

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure and ratio. Refer to the Non-GAAP Financial Performance Measures section below in this news release.
(2)	Net earnings and adjustments to net earnings represent amounts attributable to Allied Corporate equity holders.
(3)	Included in gold ounces sold for the three months ended March 31, 2025 are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.
(4)	Historically, Cost of sales was presented inclusive of DA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DA refers to the sum of depreciation and amortization of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DA, divided by ounces sold.
(5)	Working Capital movement refers to the sum of a. (Increase) / decrease in trade and other receivables b. (Increase) / decrease in inventories c. Increase / (decrease) in trade and other payables

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per gold ounce sold;
  AISC per gold ounce sold;
  Gross profit excluding DDA;
  Sustaining, Expansionary and Exploration Capital Expenditures;
  Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
  EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Adjusted AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS and, therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC includes only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion and the construction and development of Kurmuk. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

(In thousands of US Dollars, unless otherwise noted)	For three months ended March 31, 2026				For three months ended March 31, 2025
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$44,992	$41,313	$116,954	$203,259	$29,218	$26,158	$152,416	$207,792
DDA	7,873	7,253	4,797	19,923	6,799	1,783	10,375	18,957
Cost of Sales	$52,865	$48,566	$121,751	$223,182	$36,017	$27,941	$162,791	$226,749
Cash Cost Adjustments
DDA	$(7,873)	$(7,253)	$(4,797)	$(19,923)	$(6,799)	$(1,783)	$(10,375)	$(18,957)
Cost of production of ounces delivered as dividend prepayment	—	—	—	—	—	—	9,135	9,135
Agbaou Contingent Consideration	—	2,326	—	2,326	—	1,120	—	1,120
Silver by-Product credit	(659)	(159)	(223)	(1,041)	(137)	(71)	(48)	(256)
Total Cash Costs(1)	$44,333	$43,480	$116,731	$204,544	$29,081	$27,207	$161,503	$217,791

AISC(1) Adjustments
Reclamation & Remediation Accretion	$161	$113	$504	$778	$137	$156	$419	$712
Exploration Capital	946	1,380	185	2,511	675	688	113	1,476
Exploration Expenses	—	—	3,392	3,392	445	235	2,432	3,112
Sustaining Capital Expenditures	5,124	8,445	714	14,283	2,452	10,831	1,109	14,392
IFRS 16 Lease Adjustments	322	322	—	644	322	322	—	644
Total AISC(1)	$50,886	$53,740	$121,526	$226,152	$33,112	$39,439	$165,576	$238,127

Gold Ounces Sold	31,265	22,618	45,995	99,878	20,924	18,563	92,033	131,520
Gold Ounces Sold excluding ounces distributed as dividend-in-kind	31,265	22,618	45,995	99,878	20,924	18,563	83,878	123,365

Cost of Sales per Gold Ounce Sold	$1,691	$2,147	$2,647	$2,235	$1,721	$1,505	$1,941	$1,838
Cash Cost(1) per Gold Ounce Sold	$1,418	$1,922	$2,538	$2,048	$1,390	$1,466	$1,755	$1,656
AISC(1) per Gold Ounce Sold	$1,628	$2,376	$2,642	$2,264	$1,582	$2,125	$1,799	$1,811

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found on pages 4, 7, and 9 of this press release.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the non-GAAP financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

  Gains (losses) related to the reverse takeover transaction events and other items,
  Gains (losses) on the revaluation of historical call and put options,
  Unrealized Gains (losses) on financial instruments and embedded derivatives,
  Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
  Gains (losses) on sale of assets,
  Unrealized foreign exchange gains (losses),
  Share-based (expense) and other share-based compensation,
  Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
  Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
  One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
  Non-recurring provisions,
  Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net (Loss) Earnings to attributable to Shareholders of the Company to Adjusted Net Earnings can be found on page 13 of this press release and in the Company's MD&A in Section 1: Highlights and Relevant Updates, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

  Gains (losses) on the revaluation of historical call and put options,
  Unrealized Gains (losses) on financial instruments and embedded derivatives,
  Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
  Gains (losses) on sale of assets,
  Unrealized foreign exchange gains (losses),
  Share-based (expense) and other share-based compensation,
  Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
  Non-recurring provisions,
  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

(In thousands of US Dollars)	For three months ended March 31,
	2026	2025
Net (Loss) Earnings	$(44,464)	$39,937
Finance (income) costs, net	$5,798	$5,310
DDA	19,923	18,957
Current income tax expense	64,835	27,700
Deferred income tax (expense) recovery	31,617	11,344
EBITDA(1)	$77,709	$103,248

(In thousands of US Dollars)	For three months ended March 31,
	2026	2025
EBITDA(1)	$77,709	$103,248
Loss on revaluation of financial instruments	37,839	14,116
Share-based compensation	55,200	4,107
Other	2,527	12,363
Adjusted EBITDA(1)	$173,275	$133,834

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" and "financial outlook" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

  the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
  the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties the Company’s expectations relating to the performance of its mineral properties, including improved operating performance expected to continue in 2026 and beyond;
  Kurmuk remaining on schedule and on budget, with operations expected to commence in mid-2026;
  the Ethiopian Electrical Power Company advancing power line construction, which is expected to be completed before commissioning at Kurmuk, with pre-commissioning activities planned to begin at the start of the second quarter, with the first gold expected in mid-2026;
  progress and expectations with respect to the Company's expansion plans at Sadiola;
  the estimation of Mineral Reserves and Mineral Resources;
  the conversion of Mineral Resources to Mineral Reserves;
  opportunities to further increase the Mineral Resources in Mali, Côte d'Ivoire and Ethiopia to meet long term resource goals;
  the Company’s key focus for 2026 is to continue implementing its optimization plans to capture incremental production gains and reduce operating costs across its portfolio, thereby increasing margins and cash flows;
  the Company's key strategic priority to complete construction and the commencement of operations at the Kurmuk Project, expected in mid-2026, while continuing exploration efforts to extend mine life, and enhance operational flexibility across its operations;
  the timing and amount of estimated future production in 2026 and beyond;
  the Company’s exploration plans and proposed budget for its mineral properties;
  the estimation of the life of mine of the Company’s projects;
  the timing and amount of estimated future capital and operating costs;
  the costs and timing of exploration and development activities;
  the Arrangement with Zijin Gold, including the benefits, timing and expectations in connection with completion and an orderly transition of the Company;
  the Company’s expectation regarding the timing of mining studies;

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with obtaining all remaining regulatory approvals to complete the Arrangement with Zijin Gold; in a timely manner or at all, risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber-attacks; as well as those risk factors discussed or referred to herein and in the Company's most recent Annual Information Form, annual report on Form 40-F and management’s discussion and analysis and other public disclosure available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in the disclosure requirements promulgated by SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2025, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 CIM Standards and 43-101. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2025 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

  are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
  reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
  consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
  include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 35% of Korali-Sud, 10.1% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
Sadiola Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Korali-Sud Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Kurmuk Project	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Bonikro Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Agbaou Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2025.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	37,164	1.17	1,400	104,664	1.61	5,411	141,827	1.49	6,811
Korali-Sud Mine	1,658	0.68	36	1,275	1.56	64	2,933	1.06	100
Kurmuk Project	7,893	1.28	324	56,057	1.32	2,382	63,950	1.32	2,706
Bonikro Mine	6,601	0.87	185	26,217	1.32	1,111	32,819	1.23	1,296
Agbaou Mine	1,798	1.07	62	3,810	1.53	188	5,608	1.39	250
Total Mineral Reserves	55,114	1.13	2,007	192,023	1.48	9,156	247,137	1.41	11,164

Notes:

  Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Sadiola Mine:

  Includes an allowance for mining dilution at 8% and ore loss at 3%
  A base gold price of $1700/oz was used for the pit optimization with $1800/oz for Korali Sud
  The cut-off grades used for Mineral Reserves reporting were informed by a $1700/oz gold price and vary from 0.31 g/t to 0.78 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

  Includes an allowance for mining dilution at 18% and ore loss at 2%
  A base gold price of $1500/oz was used for the pit optimization, with the selected pit shells using values of $1320/oz (revenue factor 0.88) for Ashashire and $1440/oz (revenue factor 0.96) for Dish Mountain.
  The cut-off grades used for Mineral Reserves reporting were informed by a $1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

  Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore loss at 1%
  A base gold price of $1800/oz was used for the Mineral Reserves for the Bonikro pit:
    With the selected pit shell using a value of $1800/oz (revenue factor 1.00).
    Cut-off grades vary from 0.57 to 0.63 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.
  A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:
    With the selected pit shell using a value of $1800/oz (revenue factor 1.00).
    Cut-off grades vary from 0.67 to 0.78 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

  Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore at 1%
  A base gold price of $1800/oz was used for the Mineral Reserves for the:
    Pit designs (revenue factor 1.00)
    Cut-off grades which range from 0.41 to 0.63 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2025.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	49,326	1.06	1,686	158,434	1.55	7,872	207,760	1.43	9,557
Korali-Sud Mine	2,117	0.68	46	5,863	1.11	209	7,980	1.00	256
Kurmuk Project	7,748	1.45	361	64,969	1.44	3,002	72,717	1.44	3,363
Bonikro Mine	8,339	1.14	306	32,316	1.38	1,436	40,654	1.33	1,742
Agbaou Mine	3,064	1.25	123	4,537	1.73	252	7,601	1.53	374
Total Mineral Resources (M&I)	70,595	1.11	2,522	266,118	1.49	12,771	336,713	1.41	15,292

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2025.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	45,547	1.13	1,656
Korali-Sud Mine	1,209	1.66	65
Kurmuk Project	4,988	1.35	217
Bonikro Mine	1,659	1.65	88
Agbaou Mine	781	2.62	66
Total Mineral Resources (Inferred)	54,183	1.20	2,091

Notes:

  Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
  Shown on a 100% basis.
  Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The Sadiola, Korali Sud, Bonikro, and Agbaou Mineral Resource Estimates are listed at 0.5 g/t Au cut-off grade, constrained within an $2000/oz pit shell and depleted to 31 December 2024
  The Kurmuk Mineral Resource Estimate is listed at 0.5 g/t Au cut-off grade, constrained within an $1800/oz pit shell.
  Rounding of numbers may lead to discrepancies when summing columns
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023 , the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.